SCIO Diamond Technology Corporation
411 University Ridge, Suite D
Greenville, South Carolina 29601
 (864) 751-4880

June 12, 2012

VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Linda Cvrkel, Branch Chief

Re:           SCIO Diamond Technology Corporation
Form 10-K for the Year Ended March 31, 2011
Filed June 21, 2011
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 14, 2012
File No. 333-147959

Ms. Cvrkel:

On behalf of SCIO Diamond Technology Corporation (the “Company”), this letter responds to the letter dated May 29, 2012 (the “Second Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Second Comment Letter.  As requested, we will comply with all of the additional disclosures in future filings with the Staff.

Second Comment Letter dated May 29, 2012

Form 10-Q for Quarter ended December 31, 2011
Notes to the Financial Statements
Note 2. Asset Purchase, page 10

1. We note from your response to our prior comment five that you have not yet finished the valuation of the property and patents acquired and the assets have not yet been place into service. As previously requested, please tell us and disclose in the notes to the financial statements the useful life of each of the assets (including patents) and the method of depreciation or amortization that you expect to use in accounting for these assets in the future.

Response:                           Regarding intangible assets including the patents, the Company believes that, due to the inability to identify unique, specific commercialization potential with any degree of certainty, it is appropriate to consider the entire portfolio “In Process Research and Development,” or “IPRD”.  The Company believes that the IPRD has alternative future uses.  At such time that production begins and commercialization of separate components of the intellectual property portfolio are then marketed to varying distribution channels, segmentation  and bifurcation of the IPRD asset to finite-lived commercialized intellectual property assets will be considered. Applicable accounting guidance requires an indefinite life for IPRD assets until such time as the commercialization can be reasonably estimated at which time the assets will be available for their intended use   At such time as those requirements are met, we believe that consideration of the legal life of the intellectual property protection should be of considerable importance in determining the useful life.  Upon commercialization and determination of the useful life of the intellectual property assets, consideration will be given to the eventual expiration of the intellectual property rights underlying certain critical aspects of our manufacturing process. The first of these patents begins to expire in 2019.  There will be no amortization of these assets so long as we deem the useful lives to be indefinite.

Page - 1

After initial recognition, tangible assets acquired that are used in commercialization activities are accounted for in accordance with their nature.  FASB ASC 360 requires that these assets be classified as indefinite-lived until the completion or abandonment of the associated commercialization efforts, at which time the asset would be considered to be placed in service and the entity would determine the assets’ appropriate useful lives.  In consideration thereof, we believe that the useful life of the reactors (the primary tangible assets) is indefinite until such time as the production and effective commercialization of the production of the reactors (lab-grown diamonds) occurs or is more definite. The mechanical components of the reactors have relatively long lives, upwards of ten (10) years, but the capacity limitations of the reactors may render them obsolete from an efficiency perspective as technology in the industry continues to evolve. We, therefore, plan to reassess or redetermine the useful lives of such assets on an annual basis. The lives of the remainder of the tangible assets will be considered based on their technological and functional obsolescence and depreciated accordingly once they are placed in service.

Note 5. Other Income

2. We note from your response to our prior comment eight that the amount of other income recognized is equal to the cash consideration paid when you sold these assets. We also note from your response that the carrying value was based on estimates of fair values of the assets as determined by management based on representations by seller with regard to cost, replacement value and condition of assets. However, in light of the fact that income was recognized for the total cash proceeds related to the assets sold in this transaction, it would appear that these assets did not have a carrying value and you did not allocate any of the purchase price of the Apollo transaction to these assets. Please explain to us why you believe it was appropriate not to assign or allocate a carrying value to the assets sold in this transaction. Please note that even though the purchase price allocation is preliminary, absent an unusual situation, we would expect that if you were able to generate income on the sale of these assets within three months of acquiring them, they most likely have some value attributable to them. Please advise or revise accordingly.

Response:                           The Company will revise the carrying values of the disposed assets to reflect the prices paid by the buyers of these assets.  This will result in elimination of any Other Income. The Company had considered the purchase and sale of these assets, which were not useful to it, to be “an unusual situation,” but the alternative treatment is also valid and will be reflected in restatements of the filings.

Page - 2

Item 4. Controls and Procedures, page 14

3. We note from your response to our prior comment nine that current management was unable to determine the nature of the changes in disclosure controls or internal control over financial reporting and the effectiveness of those controls or the nature of any material weaknesses that contributed to the ineffective conclusion at March 31, 2011. Please confirm to us that you have performed the appropriate procedures to confirm that there are no material weaknesses as of December 31, 2011 and both internal controls over financial reporting and disclosure controls and procedures were effective as of December 31, 2011.

Response:                           From the Company’s 8-K  filed May 15, 2012:

“The Company is continuing to review its previously filed financial statements and other disclosures, which may result in findings that require additional financial statement adjustments and other disclosure amendments.  The Company has not discussed its preliminary findings with its former independent public accounting firm, which firm was replaced in March 2012 as previously disclosed.  The Company has reviewed its preliminary findings with its current outside law firm, which was retained in March 2012.

All of the Company's financial statements and any related press releases and similar communications and filings, including any conclusions regarding internal controls, relating to the aforementioned periods should no longer be relied upon. The Company intends to file amendments to the herein identified reports as promptly as possible following the completion of its review of its previously filed financial statements and other disclosures.

There can be no assurance that additional issues will not be identified in the Company's continuing review, and these issues may be material. If identified, the matters could further delay the issuance of the financial statements or result in additional restatements and amendments.”

The Company cannot at this time confirm to the Staff that there were no material weaknesses or that internal controls over financial reporting and disclosure controls and procedures were effective as of December 31, 2011.  The Company will revise this disclosure as a part of its restatements of these documents.

*         *         *         *         *         *         *         *         *         *

If you have any questions related to this letter, please contact me at (864) 751-4883.

Sincerely,

/s/ Charles G. Nichols
Charles G. Nichols
Chief Financial Officer

cc:           Joseph D. Lancia, Chief Executive Officer
Edward S. Adams, Chairman of the Board

Page - 3